UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Guardant Health, Inc.

(Name of Issuer)

Common Stock

(Title of class of securities)

40131M109

(CUSIP number)

January 1, 2021

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	The CUSIP number is for the American Depositary Shares that trade on the NASDAQ Global Market, each representing eight ordinary shares. No CUSIP number has been assigned to the Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 40131M109

1.	Name of Reporting Person: Helmy A. Eltoukhy
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 3,815,091 (1)
	6.	Shared Voting Power: 664,020 (2)
	7.	Sole Dispositive Power: 3,815,091 (1)
	8.	Shared Dispositive Power: 664,020 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,479,111 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 4.4% (3)
12.	Type of Reporting Person: IN

(1)

Consists of (i) 2,843,453 shares of Common Stock, (ii) options to purchase 685,573 shares of Common Stock exercisable as of, or within 60 days of, December 31, 2020, and (iii) 565,192 shares of Common Stock subject to performance based units that were earned and vested on January 1, 2021 less 279,127 shares of Common Stock withheld in payment of taxes for such vesting.

(2)	Consists of 664,020 shares of Common Stock held by Eltoukhy Investments, L.P. Mr. Eltoukhy and his spouse share the voting and dispositive power with respect to such 664,020 shares.
(3)	The percentage is based on 100,043,904 shares of Common Stock outstanding as of November 17, 2020.

This amendment No. 2 amends the Schedule 13G amendment number 1 filed with the SEC on February 13, 2020.

Item 1.	(a)	Name of Issuer:

Guardant Health, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

505 Penobscot Drive
Redwood City, California 94063

Item 2.	(a)	Name of Person Filing:

Helmy A. Eltoukhy

	(b)	Address or Principal Business Office or, if none, Residence:

505 Penobscot Drive
Redwood City, California 94063

	(c)	Citizenship or Place of Organization:

United States of America

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

40131M109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	4,479,111	(1) (2)
(b)	Percent of class:	4.4%	(3)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	3,815,091	(1)
	(ii) Shared power to vote or to direct the vote:	664,020	(2)
	(iii) Sole power to dispose or to direct the disposition of:	3,815,091	(1)
	(iv) Shared power to dispose or to direct the disposition of:	664,020	(2)

(1)	Consists of (i) 2,843,453 shares of Common Stock, (ii) options to purchase 685,573 shares of Common Stock exercisable as of, or within 60 days of, December 31, 2020, and (iii) 565,192 shares of Common Stock subject to performance based units that were earned and vested on January 1, 2021 less 279,127 shares of Common Stock withheld in payment of taxes for such vesting.
(2)	Consists of 664,020 shares of Common Stock held by Eltoukhy Investments, L.P. Mr. Eltoukhy and his spouse share the voting and dispositive power with respect to such 664,020 shares.
(3)	The percentage is based on 100,043,904 shares of Common Stock outstanding as of November 17, 2020.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person ceased to be a beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 07, 2021
/s/ Helmy A. Eltoukhy
By: Helmy A. Eltoukhy

Signature Page to Schedule 13G

Reporting Person:  Helmy A. Eltoukhy         Issuer:  Guardant Health, Inc.